EXHIBIT 99.1

Volvo: Mack Displays Hybrid Vehicle in Washington

GOTEBORG, Sweden, Sept. 29, 2005 (PRIMEZONE) -- AB Volvo's subsidiary Mack yesterday presented a prototype of a hybrid powertrain for heavy trucks in the U.S. The Mack truck is the first of a number of hybrid vehicles that Volvo Group plans to present during the coming year.

The presentation took place in front of the U.S. Capitol in Washington, and was visited by a number of congressional leaders and other Federal officials. The hybrid powertrain that was shown is in a fuel tanker truck developed in cooperation with the U.S. Air Force. Diesel-powered hybrid vehicles combine the power from an electric motor with that from a diesel engine. The advantages of hybrid technology include improved fuel economy, lower emissions, reduced noise levels, lower operating costs and longer intervals regarding the need for service of engines and brake systems.

The vehicle demonstrated is a "mild hybrid." This means that the hybrid engine assists at start-up and then recycles the energy released in braking -- energy that is stored in batteries and reused instead of diesel fuel.

The goal for the Volvo Group is to develop a full hybrid system able to launch a heavy-duty truck solely with electrical power. In a full hybrid system, the engine is not operated at idle, which reduces fuel consumption and noise levels from, for example, refuse collection trucks. With a market share of more than 70%, Mack is the leading manufacturer of refuse trucks in North America.

"Hybrids offer the potential to reduce fuel consumption by 20 to 25 percent," says Volvo CEO Leif Johansson. "This is an extensive reduction and the possibilities within hybrid technology are highly promising and exciting."

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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